

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 26, 2009

Room 7010

Toyoaki Nakamura
Senior Vice President and Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

  Re: Hitachi, Ltd.
    Form 20-F for Fiscal Year Ended March 31, 2008
    File No. 001-08320

Dear Mr. Nakamura:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

       Sincerely,

       Terence O'Brien
       Branch Chief